Free Writing Prospectus	Filed pursuant to Rule 433 under the Securities Act
(To the Preliminary Prospectus	Registration No. 333-271048

Supplement dated August 10, 2023)

Celanese US Holdings LLC

$1,000,000,000 6.350% Senior Notes due 2028

$1,000,000,000 6.550% Senior Notes due 2030

$1,000,000,000 6.700% Senior Notes due 2033

Term Sheet

August 10, 2023

Terms Applicable to the 6.350% Senior Notes due 2028

Principal Amount:	$1,000,000,000

Title of Securities:	6.350% Senior Notes due 2028 (the “2028 Notes”)

Maturity Date:	November 15, 2028

Offering Price:	99.986%

Coupon:	6.350%

Yield to Maturity:	6.356%

Spread to Benchmark Treasury:	+ 215 bps

Benchmark Treasury Price / Yield:	99-20+ / 4.206%

Benchmark Treasury:	UST 4.125% due July 31, 2028

Interest Payment Dates:	May 15 and November 15 of each year, commencing November 15, 2023

Record Dates:	May 1 and November 1 of each year

Optional Redemption:	Make-whole call at T+35 bps

In addition, commencing October 15, 2028 (1 month prior to the maturity of the 2028 Notes), the Issuer may redeem some or all of the 2028 Notes at any time and from time to time at a redemption price of 100% of the principal amount thereof, plus accrued and unpaid interest, if any, to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment dates).

CUSIP Number:	15089Q AW4

ISIN Number:	US15089QAW42

Terms Applicable to the 6.550% Senior Notes due 2030

Principal Amount:	$1,000,000,000

Title of Securities:	6.550% Senior Notes due 2030 (the “2030 Notes”)

Maturity Date:	November 15, 2030

Offering Price:	99.950%

Coupon:	6.550%

Yield to Maturity:	6.561%

Spread to Benchmark Treasury:	+240 bps

Benchmark Treasury Price / Yield:	99-01 / 4.161%

Benchmark Treasury:	UST 4.000% due July 31, 2030

Interest Payment Dates:	May 15 and November 15 of each year, commencing November 15, 2023

Record Dates:	May 1 and November 1 of each year

Optional Redemption:	Make-whole call at T+40 bps

In addition, commencing September 15, 2030 (2 months prior to the maturity of the 2030 Notes), the Issuer may redeem some or all of the 2030 Notes at any time and from time to time at a redemption price of 100% of the principal amount thereof, plus accrued and unpaid interest, if any, to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment dates).

CUSIP Number:	15089Q AX2

ISIN Number:	US15089QAX25

Terms Applicable to the 6.700% Senior Notes due 2033

Principal Amount:	$1,000,000,000

Title of Securities:	6.700% Senior Notes due 2033 (the “2033 Notes”)

Maturity Date:	November 15, 2033

Offering Price:	99.992%

Coupon:	6.700%

Yield to Maturity:	6.703%

Spread to Benchmark Treasury:	+ 260 bps

Benchmark Treasury Price / Yield:	94-06 / 4.103%

Benchmark Treasury:	UST 3.375% due May 15, 2033

Interest Payment Dates:	May 15 and November 15 of each year, commencing November 15, 2023

Record Dates:	May 1 and November 1 of each year

Optional Redemption:	Make-whole call at T+40 bps

In addition, commencing August 15, 2033 (3 months prior to the maturity of the 2033 Notes), the Issuer may redeem some or all of the 2033 Notes at any time and from time to time at a redemption price of 100% of the principal amount thereof, plus accrued and unpaid interest, if any, to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment dates).

CUSIP Number:	15089Q AY0

ISIN Number:	US15089QAY08

Terms Applicable to All Series of Notes

Issuer:	Celanese US Holdings LLC

Guarantors:	Celanese Corporation and certain subsidiaries of the Issuer

Interest Rate Adjustment:	The interest rate payable on the Notes will be subject to adjustment based on certain ratings events. See “Description of the Notes–Interest Rate Adjustment Based on Certain Rating Events” in the preliminary prospectus supplement.

Joint Book-Running Managers:	BofA Securities, Inc.
HSBC Securities (USA) Inc.
J.P. Morgan Securities LLC
Deutsche Bank Securities Inc.
Citigroup Global Markets Inc.
TD Securities (USA) LLC
U.S. Bancorp Investments, Inc.
PNC Capital Markets LLC

Co-Managers:	UniCredit Capital Markets LLC
MUFG Securities Americas Inc.
SMBC Nikko Securities America, Inc.
Morgan Stanley & Co. LLC
Goldman Sachs & Co. LLC
Santander US Capital Markets LLC
Standard Chartered Bank

Trade Date:	August 10, 2023

Settlement Date:	August 24, 2023 (T+10)

We expect that delivery of the Notes will be made to investors on or about August 24, 2023, which will be the tenth Business Day following the date of pricing of the Notes (such settlement being referred to as T+10). Under Rule 15c6- 1 under the Securities Exchange Act of 1934, trades in the secondary market are required to settle in two Business Days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes prior to two Business Days before their delivery will be required, by virtue of the fact that the Notes initially settle in T+10, to specify an alternative settlement arrangement at the time of any such trade to prevent a failed settlement.

Purchasers of the Notes who wish to trade the Notes prior to two Business Days before their delivery should consult their advisors.

Distribution:	SEC Registered Offering

Net Proceeds:	We estimate that the net proceeds from this offering of the Notes will be approximately $2,980,530,000 after deducting the underwriting discount and before deducting other estimated fees and expenses of this offering.

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

The Issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting the Next-Generation EDGAR System on the SEC web site at www.sec.gov. Alternatively, the Issuer or any underwriter will arrange to send you the prospectus if you request it by calling or emailing BofA Securities, Inc. at 1-800-294-1322 or dg.prospectus_requests@bofa.com, by calling HSBC Securities (USA) Inc. at 1- 866-811-8049 or by calling J.P. Morgan Securities LLC collect at 1-212-834-4533.

The information in this communication supersedes the information in the preliminary prospectus supplement to the extent it is inconsistent with such information. Before you invest, you should read the preliminary prospectus supplement (including the documents incorporated by reference therein) for more information concerning the Issuer and the Notes.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg email or another communication system.